DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com
Christopher C. Paci
christopher.paci@dlapiper.com
T 212.335.4970
F 212.884.8470

CONFIDENTIAL TREATMENT REQUESTED

BY KADMON HOLDINGS, LLC

July 7, 2016

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720

Attention:                                         Tara Keating Brooks

Re:                             Kadmon Holdings, LLC

Registration Statement on Form S-1

File No. 333-211949

Supplemental Correspondence

Ladies and Gentlemen:

We are submitting this letter on behalf of Kadmon Holdings, LLC (the “Company”) in connection with the review by the staff (the “Staff’) of the United States Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-211949) (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act that the SEC grant confidential treatment to certain information (the “Confidential Information”) contained in this letter and attached as Exhibit A.  Each page of Exhibit A has been clearly marked “Confidential Treatment Requested by Kadmon Holdings, LLC” in accordance with the requirements of Rule 83.

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 2

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations, and (ii) to notify the Staff of certain pricing-related information in connection with the Company’s pursuit of an initial public offering (“IPO”) in the third quarter of 2016, so that the Staff can complete its review of the Company’s unit-based compensation pricing and fair value determinations.  Exhibit A contains selected pages from the Registration Statement that furnish information derived from the Preliminary Assumed IPO Price (as defined below) in response to previous comments from the Staff.

Timing Considerations

The Company is seeking to print its preliminary prospectus and commence its road show on [***], with a target pricing date of [***]. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s unit-based compensation pricing and fair value determinations and otherwise complete its review within sufficient time so as to enable the Company to clear any remaining comments on or prior to [***].  The Company will set forth a bona fide estimated price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Valuation Guidance

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of managers (the “Board”) and in consultation with the lead underwriters (the “Underwriters”) for the IPO, if the Company were to commence marketing of an IPO raising $100 million in aggregate offering amount today, the Company presently anticipates that the estimated pre-offering equity value at its initial public offering would range from $[***] million to $[***] million, implying a price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of $[***] per share (the “Preliminary Assumed IPO Price”). The Company respectfully submits that a $[***]-$[***] price range complies with the Staff’s guidance regarding the parameters of a bona fide price range (i.e., the range shall be no larger than $2 (for ranges below $10) or 20 percent of the high end of the range (for maximum prices above $10)).  The Preliminary IPO Price Range and Preliminary Assumed IPO Price reflect the expected corporate conversion referenced under the heading “Corporate Conversion” on pages 77–79 of the prospectus forming part of the Registration Statement, which will take effect prior to the completion of the IPO (the “Corporate Conversion”).  The Company anticipates effecting a 1-for-[***] reverse split as part of the Corporate Conversion. The Preliminary IPO Price Range and Preliminary Assumed IPO Price also reflect the consummation of the transactions described under the heading “Retirement of Outstanding Debt Through Issuance of Convertible Preferred Stock and Common Stock” on page 6 of the prospectus forming part of the Registration Statement (the “Convertible Debt Retirement”) that will take effect concurrently with the completion of the IPO.

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 3

The Preliminary IPO Price Range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s future prospects, the general condition of the securities market and preliminary discussions with the Underwriters for this offering regarding potential valuations of the Company.  For consistency with the Registration Statement, all data in this letter, unless otherwise indicated, are reflected on a pre-Corporate Conversion (and thus pre-reverse split) basis.

Previously Provided Information Concerning Fair Value of Class A Membership Units

The section captioned “Critical Accounting Policies and Significant Judgments and Estimates—Unit-based compensation expense” beginning on page 88 in the MD&A section of the Registration Statement includes an explanation of (i) the Company’s approach to accounting for unit-based compensation and (ii) the methodology used by the Company to determine the fair value of its Class A membership units on dates options were granted by the Board.  The assumptions used for estimating the weighted average fair value of the Company’s option grants using a Black-Scholes option-pricing model are set forth in Note 11 of the Company’s consolidated financial statements included in the Registration Statement. The Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained independent valuations performed in accordance with the AICPA Practice Aid from an independent valuation firm and acted in good faith to ensure that relevant business developments were taken into account in making valuation determinations.  The discussion that follows describes certain unit-based compensation grants made within the past 12 months.

Grants of Options on August 1, 2015 and December 31, 2015

The following table summarizes by grant date the number of Class A membership units subject to options granted during the twelve months preceding the most recent balance sheet date included in the Registration Statement, as well as the per unit exercise price of the options, the fair value of the Class A membership units underlying the options on the date of grant and the per unit estimated fair value of the options.  No other equity incentive compensation was granted during these periods.

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 4

Grant Date	Number of Units Subject to Options Granted	Per Unit Exercise Price of Options		Fair Value of Class A Units per Unit on Date of Option Grant	Per Unit Estimated Fair Value of Options
August 1, 2015	113,333	$6.00		$6.00	$4.32
December 31, 2015	5,000,000	$6.00	(1)	$5.00	$3.05
December 31, 2015	2,335,500	$5.00	(2)	$5.00	$3.37

The fair value of the Class A membership units on the date of each option grant was based in part on third-party valuations at October 31, 2014 and September 30, 2015, and the Board’s good faith assessment of various objective and subjective factors as described on pages 88–90 of the MD&A. The price range for a potential public offering was not known or considered by the Board in determining the exercise prices for the options granted on August 1, 2015 or December 31, 2015.

Awards of Equity Appreciation Rights in 2014 and 2015

The section entitled “Executive Compensation—Outstanding Equity Awards at December 31, 2015” on pages 173-175 of the Registration Statement discloses awards made under the Company’s 2014 Long-Term Incentive Plan (“LTIP”) of a total of 3,050 Equity Appreciation Rights Units (“EAR units”) to Dr. Harlan W. Waksal, the Chief Executive Officer of the Company, and Messrs. Konstantin Poukalov and Steven N. Gordon, the Chief Financial Officer and Executive Vice President and General Counsel, respectively, of the Company, in each case, with a base price of $6.00 per unit and expiring 10 years from the grant date (each such award, an “Award”) . The number of EAR units granted to each recipient will be adjusted to equal a specified percentage of Kadmon Holdings, Inc.’s common stock on a fully diluted basis assuming the exercise of all derivative securities including any convertible debt instruments, on the first trading date following the consummation of the IPO or an earlier Change of Control as defined in the 2014 LTIP.

(1)         In December 2014, the Board approved an option grant to the chief executive officer when the fair value of the Company’s Class A membership units was $6.00. The option grant was not issued until December 31, 2015, however, management determined that the exercise price should be the fair value of the Company’s Class A membership units when the grant was approved by the Board in December 2014 of $6.00 per unit.

(2)         At the time of the option grants on December 31, 2015, management determined that the fair value of the Company’s Class A membership units of $5.00 per unit calculated in the valuation as of September 30, 2015 reasonably reflected the per unit fair value of the Company’s Class A membership units as of the grant date.

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 5

Each Award entitles the holder to receive a payment having an aggregate value equal to the product of (i) the excess of (A) the highest fair market value during the period beginning on the applicable vesting date and ending on the date of settlement of one EAR unit over (B) the base price, and (ii) the number of EAR units granted. The EAR units vest, inter alia, upon the fair market value of each EAR unit exceeding 333% of the $6.00 grant price ($20.00) per share prior to December 7, 2024, subject to continuing service through the date of the Registration Statement’s confidential submission on February 8, 2016.

In response to Comment No. 9 of the Staff’s comment letter dated April 6, 2016, the Company discloses in the table below the number of shares underlying the EAR units, giving effect to the Corporate Conversion, the Convertible Debt Retirement, the Preliminary Assumed IPO Price and a $100 million aggregate offering amount:

Name	Number of EAR Units Granted	Adjusting to Percentage of Fully Diluted Equity of Kadmon Holdings, Inc.		Number of Shares Subject to EAR Units Granted Based on Preliminary Assumed IPO Price
Harlan W. Waksal	750	[***	]%	[***	]
Steven N. Gordon	1,300	[***	]%	[***	]
Konstantin Poukalov	1,000	[***	]%	[***	]

Other Supplemental Information

The Company is hereby submitting in Exhibit A to this letter changed pages to the Registration Statement marked to show revisions giving effect to the Corporate Conversion, the Convertible Debt Retirement, the Preliminary Assumed IPO Price and a $100 million aggregate offering amount. Specifically, the pages of the Registration Statement submitted herewith include the following sections of the prospectus:

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 6

•                  Front cover page;

•                  Summary—Corporate Conversion (page 5);

•                  Summary—The Offering (pages 8-9);

•                  Summary Historical Consolidated Financial and Other Data (pages 10-12);

•                  Risk Factors (pages 60-62);

•                  Use of Proceeds (page 69);

•                  Capitalization (pages 72-74);

•                  Dilution (pages 75-77);

•                  Corporate Conversion (pages 78 and 80)

•                  Selected Consolidated Historical Financial and Other Data (pages 81-82);

•                  Principal Stockholders (pages 195-202);

•                  Pricing Sensitivity Analysis (pages 203-204);

•                  Description of Capital Stock (pages 205 and 211);

•                  Shares Eligible for Future Sale (page 213);

•                  Consolidated Balance Sheets (page F-3); Consolidated Statements of Operations (page F-4); and

•                  Note 3 to Consolidated Financial Statements, “Summary of Significant Accounting Policies — Unaudited Pro Forma Presentation” (pages F-9-F-11); Note 4 to Consolidated Financial Statements, “Net Loss Per Share” (pages F-22-F-24).

United States Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Kadmon Holdings, LLC	BY KADMON HOLDINGS, LLC
July 7, 2016
Page 7

Conclusion

In light of the negative evolution in the fair value of the Company’s Class A membership units from October 31, 2014 (after giving effect to the Corporate Conversion and reverse split occurring in connection therewith) to the Preliminary Assumed IPO Price per share of Common Stock of Kadmon Holdings, Inc. determined after consultation with the Underwriters in connection with the Company’s pursuit of an IPO in the third quarter of 2016, the Company believes that its unit-based compensation pricing and fair value determinations underlying its accounting treatment of the unit-based compensation described above are reasonable and appropriate.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (212) 335-4970 or by email to christopher.paci@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)

Christopher C. Paci
Partner

Enclosures

cc:                                Harlan W. Waksal, M.D., Kadmon Holdings, LLC

Konstantin Poukalov, Kadmon Holdings, LLC

Steven N. Gordon, Esq., Kadmon Holdings, LLC

David C. Schwartz, Esq., DLA Piper LLP (US)

Peter N. Handrinos, Esq., Latham & Watkins LLP

MERRILL CORPORATION VRIVERA// 6-JUL-16 23:00 DISK122:[15ZCV8.15ZCV70908]BC70908A.;11 mrll_0915.fmt Free: 299DM/0D Foot: 0D/0D VJ J1:1Seq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 62300 SUBJECT TO COMPLETION, DATED JUNE 10, 2016 PRELIMINARY PROSPECTUS Shares Kadmon Holdings, Inc. Common Stock $ per share This is an initial public offering of shares of common stock of Kadmon Holdings, Inc. We currently operate as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, we intend to convert into a Delaware corporation pursuant to a statutory conversion and change our name to Kadmon Holdings, Inc. We are selling shares of our common stock. We currently expect the initial public offering price will be between $ and $ per share of common stock. We have granted the underwriters an option to purchase up to stock to cover over-allotments. additional shares of common We intend to apply to list our common stock on the New York Stock Exchange (NYSE) under the symbol ‘‘KDMN.’’ We are an ‘‘emerging growth company,’’ as defined in Section 2(a) of the Securities Act of 1933 (Securities Act), and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See ‘‘Prospectus Summary— Implications of Being an Emerging Growth Company.’’ Investing in our common stock involves risks. See ‘‘Risk Factors’’ beginning on page 13. Neither the U.S. Securities and Exchange Commission (SEC) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Per Share Total Initial public offering price Underwriting discounts(1) Proceeds to Kadmon (before expenses) $ $ $ $ $ $ (1) See ‘‘Underwriting’’ on page 220 for additional information regarding underwriting compensation. We have granted the underwriters the right to purchase up to additional shares of common stock to cover over-allotments, if any. The underwriters can exercise this right at any time within 30 days after the date of this prospectus. The underwriters expect to deliver the shares of common stock to investors on or about 2016 through the book-entry facilities of The Depository Trust Company. , Joint Book-Running Managers Citigroup Jefferies Lead Manager JMP Securities Manager H.C. Wainwright & Co. , 2016. Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) v6.8 Page Dim: 8.250" X 10.750" Copy Dim: 40. X 60. File: BC70908A.;11 The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MERRILL CORPORATION NDEWIND// 6-JUL-16 21:32 DISK122:[15ZCV8.15ZCV70908]CA70908A.;11 mrll_0915.fmt Free: 30D*/120D Foot: 0D/ 0D VJ RSeq: 5 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 15356 5 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CA70908A.;11 v6.8 • Clinical development is a lengthy and expensive process with a potentially uncertain outcome. Our long-term success depends upon the successful development and commercialization of our product candidates. To obtain regulatory approval to market our products, preclinical studies and costly and lengthy clinical trials are required. The conduct of preclinical studies and clinical trials is subject to numerous risks and results of the studies and trials are highly uncertain. • Even if we obtain regulatory approval for our product candidates, they may never be successfully launched, achieve market acceptance or become profitable, in which case our business, prospects, operating results and financial condition may be materially harmed. • We face substantial competition, which may result in others discovering, developing and commercializing products before or more successfully than our products and product candidates. • The environment in which our regulatory submissions may be reviewed changes over time, which may make it more difficult to obtain regulatory approval of any of our product candidates. • We cannot be certain how profitable, if at all, the commercialization of our marketed products will be. • We expect to continue to contract with third-party suppliers for the manufacturing of our commercial product portfolio as well as our developmental product candidates for clinical trial use and, if approved, for commercialization. • We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business. • We rely in part on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials. • Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel. Corporate Conversion We currently operate as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. As a result of the Corporate Conversion, the holders of the different classes of units of Kadmon Holdings, LLC will become holders of shares of common stock of Kadmon Holdings, Inc. Holders of warrants and options to purchase units of Kadmon Holdings, LLC will become holders of warrants and options to purchase common stock of Kadmon Holdings, Inc., respectively. The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will be entitled to receive in the Corporate Conversion will be determined in accordance with a formula that is set forth in the plan of conversion and varies depending on which class of units a holder owns. The number of shares of common stock of Kadmon Holdings, Inc. that certain warrants will be exercisable for, following the Corporate Conversion, will also vary depending on the initial public offering price set forth on the cover of this prospectus. The information in this prospectus regarding the shares of our common stock to be issued or issuable to holders of outstanding membership units and warrants of Kadmon Holdings, LLC and issuable upon conversion of the senior secured convertible credit agreement (Senior Convertible Term Loan) and the second-lien convertible paid-in-kind (PIK) notes (Second-Lien Convert) and the 5% Convertible Preferred Stock (convertible preferred stock) is based on an assumed initial public offering price per share of common stock of $, which is the midpoint of the estimated range set forth on the cover of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $, the actual number of shares of common stock issued in connection with the Corporate Conversion or issuable thereafter upon exercise of options and warrants and conversion of the Senior Convertible Term Loan and the Second-Lien Convert will be adjusted

MERRILL CORPORATION NDEWIND// 6-JUL-16 21:35 DISK122:[15ZCV8.15ZCV70908]CC70908A.;7 mrll_0915.fmt Free: 230DM/0D Foot: 0D/ 0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 39080 8 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CC70908A.;7 v6.8 THE OFFERING Common stock offered by us . . . . . . .shares Underwriters’ option to purchase additional shares of common stock from us . . . . . . . . . . . . . . . . . . . .shares Common stock to be outstanding after this offering . . . . . . . . . . . . .shares (orshares, if the underwriters exercise in full their option to purchase additional shares of common stock). Use of proceeds . . . . . . . . . . . . . . . .We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, but before estimated offering expenses, will be approximately $million (or approximately $million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming the shares are offered at $per share (the midpoint of the estimated price range set forth on the cover of this prospectus). We intend to use the net proceeds that we receive from the offering to: (i) advance KD025 through Phase 2 clinical studies; (ii) advance planned Phase 2 and Phase 3 clinical studies of tesevatinib; (iii) conduct pharmacokinetic and bioequivalence studies in connection with the development of various formulations of KD034; (iv) conduct various KD025 and tesevatinib toxicology studies, as well as other costs to develop various antibodies; (v) fund chemistry, manufacturing and controls costs (CMCC) to support clinical supply needs, process optimization and reformulation efforts, and ongoing drug stability expenses; (vi) repay an outstanding loan provided by Dr. Harlan W. Waksal, our President and Chief Executive Officer; and (vii) fund working capital and for other general corporate purposes. See ‘‘Use of Proceeds.’’ Dividend policy . . . . . . . . . . . . . . . .We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends to holders of shares of common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or of our subsidiaries. See ‘‘Dividend Policy.’’ Risk factors . . . . . . . . . . . . . . . . . . .Investing in shares of our common stock involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock. Proposed NYSE symbol . . . . . . . . . .‘‘KDMN’’

MERRILL CORPORATION NDEWIND// 6-JUL-16 21:35 DISK122:[15ZCV8.15ZCV70908]CC70908A.;7 mrll_0915.fmt Free: 5DM/0D Foot: 0D/ 0D VJ Seq: 2 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 65176 9 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CC70908A.;7 v6.8 In this prospectus, unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering and the other information based thereon does not reflect: •shares of common stock issuable upon exercise of stock options outstanding as of the date of this offering at a weighted-average exercise price of $per share, of which are exercisable as of the date of this offering, including shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $per share, none of which are exercisable as of the date of this offering; •shares of common stock, representing the maximum number of shares based on the midpoint of the estimated price range set forth on the cover of this prospectus, issuable at our option under our 2014 Long-Term Incentive Plan, as amended (2014 LTIP), as of the date of this offering; •shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of the date of this offering; •shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan; •shares issuable upon the exercise of warrants outstanding and out of the money as of the date of this offering at a weighted-average exercise price of $following the Corporate Conversion; and •shares issuable upon the conversion of 30,000 shares of our convertible preferred stock (at their aggregate original purchase price), which will be issued pursuant to an exchange agreement with holders of our Senior Convertible Term Loan. Unless otherwise indicated, this prospectus assumes: • the completion of our Corporate Conversion, as a result of which all outstanding units of Kadmon Holdings, LLC will be converted into shares of common stock of Kadmon Holdings, Inc., warrants of Kadmon Holdings, LLC will be converted into the right to purchase shares of common stock of Kadmon Holdings, Inc. and options of Kadmon Holdings, LLC will be converted into options to purchase shares of common stock of Kadmon Holdings, Inc., in each case, based on the assumed initial public offering price of $per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of units for one share of common stock; • an initial public offering price of $per share, the midpoint of the estimated price range set forth on the cover of this prospectus; • no exercise of the underwriters’ option to purchase up to an additional shares of our common stock; • the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the issuance of 30,000 shares of our convertible preferred stock and shares of our common stock; and • the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, resulting in the issuance of shares of our common stock. The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the information regarding the warrants exercisable following the Corporate Conversion, and the number of shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert will vary depending on the initial public offering price. See ‘‘Corporate Conversion’’ and ‘‘Pricing Sensitivity Analysis’’ for additional information. per share

MERRILL CORPORATION LBURNET// 7-JUL-16 11:54 DISK122:[15ZCV8.15ZCV70908]CE70908A.;12 mrll_0915.fmt Free: 55D*/120D Foot: 0D/ 0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 43682 10 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CE70908A.;12 v6.8 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data and other operating data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following information together with the more detailed information contained in ‘‘Selected Consolidated Financial and Other Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the consolidated balance sheet data at December 31, 2015 and 2014, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2016 and March 31, 2015 and the consolidated balance sheet data at March 31, 2016 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period. Three Months Ended March 31,Year ended December 31, 2016201520152014 (unaudited) (in thousands, except share and per share amounts) Statements of Operations Data: Total revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . .$9,663$ 7,718$35,719$ 95,018 Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .1,0859593,7316,123 Write-down of inventory . . . . . . . . . . . . . . . . . .1351052,2744,916 Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8,4436,65429,71483,979 Operating expenses: Research and development . . . . . . . . . . . . . . . .7,9556,87229,68529,101 Selling, general and administrative . . . . . . . . . . .24,48622,164108,61393,167 Gain on settlement of other milestone payable . .(3,875) ——— Impairment loss on intangible asset . . . . . . . . . .——31,269— Loss from operations . . . . . . . . . . . . . . . . . . . . . .(20,123) (22,382) (139,853) (38,289) Other expense . . . . . . . . . . . . . . . . . . . . . . . . . . .12,4075,6267,23226,096 Income tax expense (benefit) . . . . . . . . . . . . . . . . .315—(3) (29) Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$(32,845) $(28,008) $ (147,082) $(64,356) Basic and diluted net loss per share of common stock(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$$ Weighted average basic and diluted shares of common stock outstanding(1) . . . . . . . . . . . . . . . Unaudited pro forma net loss(2) . . . . . . . . . . . . . . .$$ Unaudited pro forma basic and diluted net loss per share of common stock(3) . . . . . . . . . . . . . . . . . .$$ Unaudited pro forma weighted average basic and diluted shares of common stock outstanding (3) . . . (1) Basic and diluted net loss per share of common stock and basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A units into shares

MERRILL CORPORATION LBURNET// 7-JUL-16 11:54 DISK122:[15ZCV8.15ZCV70908]CE70908A.;12 mrll_0915.fmt Free: 90D*/120D Foot: 0D/ 0D VJ RSeq: 2 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 38340 Pro forma(1) adjusted(2) Actual 11 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CE70908A.;12 v6.8 reverse split. See Note 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate the historical basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts. (2) Unaudited pro forma net loss gives effect to the conversion of the Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this Notes 3 and 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the pro forma adjustments used to calculate unaudited pro forma net loss. (3) Unaudited pro forma basic and diluted net loss per share of common stock and unaudited pro forma basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A, Class B, Class C and Class D units and our Class E redeemable convertible units into shares of common stock as part of the Corporate Conversion and the conversion of the Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this offering, in each case, based on an assumed our common stock. See Notes 3 and 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate unaudited pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts. As of March 31, 2016 Pro forma as (unaudited) (unaudited)(unaudited) (in thousands) Balance Sheet Data: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 8,601 $ $ Working capital (deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (32,249) $ $ Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 61,967 $ $ Total redeemable convertible stock . . . . . . . . . . . . . . . . . . . . . $ 60,940 $ $ Total debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 218,589 $ $ Convertible preferred stock . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $ $ Total members’ (deficit) equity . . . . . . . . . . . . . . . . . . . . . . . . $(302,707) $ $ (1) The pro forma balance sheet data give effect to (i) $5.5 million raised through the issuance of 478,266 Class E redeemable convertible units in June 2016; and (ii) the conversion of all outstanding units of our Class A, B, C, D and E membership units into an aggregate of shares of common stock upon the closing of this offering assuming the closing of this offering occurred on at an initial public offering price of per share. (2) The pro forma as adjusted balance sheet data gives effect to our issuance and sale of shares of common stock in this offering (assuming no exercise by the underwriters of their option to purchase additional shares) at an assumed initial public offering price of $per share, the midpoint of the price range listed on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In initial public offering price of $ per share, the midpoint of the price range set forth on th e cover of this prospectus, and an assumed 1-for-reverse split of our Class A units into shares of offering, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and an assumed 1-for-reverse split. See midpoint of the price range set forth on the cover of this prospectus, and an assumed 1-for-of common stock based on an assumed initial public offering price of $ per share, the

MERRILL CORPORATION LBURNET// 7-JUL-16 11:54 DISK122:[15ZCV8.15ZCV70908]CE70908A.;12 mrll_0915.fmt Free: 5450DM/0D Foot: 0D/ 0D VJ RSeq: 3 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 17702 12 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: CE70908A.;12 v6.8 addition, the pro forma as adjusted balance sheet data give effect to (i) the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the issuance of 30,000 shares of our convertible preferred stock and shares of our common stock; and (ii) the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, resulting in the issuance of shares of our common stock.

MERRILL CORPORATION LBURNET// 7-JUL-16 13:20 DISK122:[15ZCV8.15ZCV70908]DG70908A.;10 mrll_0915.fmt Free: 660D*/770D Foot: 0D/0D VJ RSeq: 4 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 7993 If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline. The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Future sales of our common stock or securities convertible into our common stock in the public market could cause our stock price to fall. Our stock price could decline as a result of sales of a large number of shares of our common stock or securities convertible into our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, shares of our common stock will be outstanding ( shares of common stock will be outstanding assuming exercise in full of the underwriters’ option to purchase additional shares). All shares of common stock expected to be sold in this offering and pursuant to the Selling Stockholder Resale Prospectus will be freely tradable without restriction or further registration under the Securities Act unless held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act. The resale of the remaining shares, or % of our outstanding shares after this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market stand-off and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. For more information see the section of this prospectus captioned ‘‘Shares Eligible for Future Sale.’’ Upon completion of this offering, the holders of approximately shares, or %, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares to be issued under our equity incentive plans, they can be freely sold in the public market upon issuance or resale (as applicable), subject to the lock-up agreements described in the section of this prospectus captioned ‘‘Underwriting.’’ In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline. 60 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DG70908A.;10 v6.8

MERRILL CORPORATION JTAM// 7-JUL-16 15:16 DISK122:[15ZCV8.15ZCV70908]DG70908A.;11 mrll_0915.fmt Free: 10D*/120D Foot: 0D/0D VJ RSeq: 5 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 24759 If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, any future testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. In preparing for this offering, we became aware that we had not correctly accounted for a non-recurring complex transaction. These circumstances led us to conclude that we had a material weakness in internal control over financial reporting, in that we did not maintain a sufficient complement of resources with an appropriate level of accounting expertise in accounting for complex transactions. We have implemented a plan during 2015 to remediate this material weakness. We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as early as the fiscal year ending December 31, 2017. However, for as long as we are an ‘‘emerging growth company’’ under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. As a new investor, you will immediately experience substantial dilution as a result of this offering. The purchasers of shares of our common stock in this offering will experience immediate and substantial dilution of $ per share, based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution represents the amount by which the per share purchase price of our common stock offered in this offering exceeds the pro forma net tangible book value per share of our common stock immediately following this offering. This dilution is due in large part to the fact that our history of losses has resulted in an accumulated deficit and thus a stockholders’ deficit. In addition, you may also experience additional dilution upon future equity issuances, including upon the conversion of the convertible preferred stock issued pursuant to the exchange agreement concurrently with the closing of this offering, and any other convertible debt or equity securities we may issue in the future, the exercise of stock options to purchase common stock granted to our employees, consultants and directors, including options to purchase common stock granted under our stock option and equity incentive plans, or the issuance of common stock in settlement of previously issued awards under the 2014 LTIP that may vest in the future. See ‘‘Dilution.’’ The holders of the convertible preferred stock will be entitled to be paid a liquidation preference, which under some circumstances will include a substantial premium. In the event of a liquidation (as defined in the certificate of designations governing our convertible preferred stock), certain bankruptcy events, a material breach by us of the exchange agreement or a 61 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DG70908A.;11 v6.8

MERRILL CORPORATION LBURNET// 7-JUL-16 13:20 DISK122:[15ZCV8.15ZCV70908]DG70908A.;10 mrll_0915.fmt Free: 10D*/120D Foot: 0D/0D VJ RSeq: 6 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 2539 failure to make any payment due on our or our subsidiaries’ indebtedness after giving effect to any applicable cure period, the holders of the convertible preferred stock will be entitled to payment of a liquidation preference. The liquidation preference for each share of convertible preferred stock will equal the greater of (i) (A) (I) the original purchase price per share of convertible preferred stock plus dividend arrearages thereon in cash plus (II) any dividends accrued and unpaid thereon from the last dividend payment date to the date of the final distribution to such holder plus (B) in the majority of the events identified in the previous sentence, a premium equal to % of the amount described in clause (i)(A) of this sentence at such time or (ii) an amount per share of convertible preferred stock equal to the amount which would have been payable or distributable if each share of convertible preferred stock been converted into shares of our common stock immediately before the liquidation event. Until the holders of the convertible preferred stock have been paid their liquidation preference in full, no payment will be made to any holder of common stock. If our assets, or the proceeds from their sale, distributable among the holders of the convertible preferred stock are not sufficient to pay the liquidation preference in full and the liquidating payments on any parity securities, then those assets or proceeds will be distributed among the holders of the convertible preferred stock and those parity securities on a pro rata basis. In that case, there would be no assets or proceeds remaining to be distributed to holders of our common stock, which would have a material adverse effect on the trading price of our common stock. The holders of the convertible preferred stock are entitled to have their shares of convertible preferred stock redeemed at a substantial premium in certain events Our convertible preferred stock is redeemable if we or our significant subsidiaries are the subject of certain bankruptcy events, upon the occurrence of a material breach by us of the exchange agreement and upon the failure to make payments of amounts due on our or any of our subsidiaries’ indebtedness after giving effect to any applicable cure period. Upon the occurrence of any of these events, the holders of our convertible preferred stock shall, in their sole discretion, be entitled to receive an amount equal to the original purchase price per share of convertible preferred stock plus dividend arrearages thereon plus any dividends accrued and unpaid thereon from the last dividend payment date to, but excluding, the date of such redemption plus the premium described under ‘‘—The holders of the convertible preferred stock will be entitled to be paid a liquidation preference, which under some circumstances will include a substantial premium.’’ If we were to become obligated to redeem all or a substantial portion of the outstanding convertible preferred stock, that could have a material adverse effect on the trading price of our common stock. Shares of our convertible preferred stock are convertible into shares of our common stock and, upon conversion, will dilute your percentage of ownership. Concurrently with the closing of this offering, we are issuing 30,000 shares of our convertible preferred stock pursuant to an exchange agreement with holders of our Senior Convertible Term Loan. Holders of the convertible preferred stock shall be entitled to receive a cumulative dividend at an annual rate of 5% of the sum of the original purchase price per share of convertible preferred stock plus any dividend arrearages. In addition, holders of the convertible preferred stock shall be entitled to receive dividends paid or payable on our common stock with respect to the number of shares of our common stock into which each share of convertible preferred stock is then convertible at the then applicable conversion price. Shares of our convertible preferred stock are convertible at any time at the option of the holder into shares of our common stock at a conversion price equal to their original purchase price plus any accrued but unpaid dividends. Immediately following closing of this offering, after giving effect to the consummation of the transactions contemplated under the exchange agreement with holders of the Senior Convertible Term Loan, shares of our common stock will be issuable upon conversion of our convertible preferred stock. This issuance of common stock 62 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DG70908A.;10 v6.8

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 110D*/120D Foot: 0D/0D VJ RSeq: 3 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 44621 USE OF PROCEEDS We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $ million. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $ million (or $ million if the underwriters exercise their option to purchase additional shares), assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We currently estimate that we will use the net proceeds from this offering as follows: • approximately $ studies, including: to million through 2016 to advance KD025 through Phase 2 clinical • $ • $ • $ • $ • $ • $ to to to to to to million for moderate to severe psoriasis; million for IPF; million for cGVHD; million for psoriatic arthritis; million for scleroderma; and million for SLE; million through 2016 to advance planned Phase 2 and Phase 3 clinical • approximately $ to studies of tesevatinib in NSCLC, glioblastoma and PKD; • approximately $ to million through 2016 to conduct pharmacokinetic and bioequivalence studies in connection with the development of various formulations of KD034; • approximately $ to million through 2016 to conduct various KD025 and tesevatinib toxicology studies, as well as other costs to develop various antibodies; • approximately $ to million through 2016 to fund CMCC to support clinical supply needs, process optimization and reformulation efforts, and ongoing drug stability expenses; • $3.0 million to repay an outstanding interest-free demand loan provided by Dr. Harlan W. Waksal; and • any remaining balance for working capital and other general corporate purposes. This expected use of the net proceeds from this offering and our existing cash, cash equivalents, restricted cash and current revenue forecasts represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization 69 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 3230D*/5855D Foot: 0D/ 0D VJ RSeq: 6 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 60246 CAPITALIZATION The following table sets forth our unaudited cash and cash equivalents and capitalization as of March 31, 2016, as follows: • on an actual basis; • on a pro forma basis to give effect to the Corporate Conversion, based on the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of and units for one share of common stock; • on a pro forma as adjusted basis to additionally give effect to (i) the sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom, (ii) the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the issuance of 30,000 shares of our convertible preferred stock and shares of our common stock; and (iii) the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, resulting in the issuance of shares of our common stock. Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read the information in this ‘‘Capitalization’’ section in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the ‘‘Management’s Discussion and Analysis of 72 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 75D /120D Foot: 0D/0D VJ RSeq: 7 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 56534 Financial Condition and Results of Operations,’’ ‘‘Corporate Conversion,’’ ‘‘Description of Capital Stock’’ and ‘‘Use of Proceeds’’ sections and other financial information contained in this prospectus. As of March 31, 2016 Pro forma Pro formaas adjusted(1) Actual (unaudited) (in thousands, except share and per share data) Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Indebtedness Secured term debt—current . . . . . . . . . . . . . . . . . . . . . . . . . . . . Secured term debt—net of current portion and discount . . . . . . . Convertible debt, net of discount . . . . . . . . . . . . . . . . . . . . . . . . Total Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class E redeemable convertible membership units; 4,969,252 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted . . . . . . . . . . . . . . . . . . . Class A membership units; 53,977,701 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . . . . . . . Class B membership units; one unit issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class C membership units; one unit issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class D membership units; 4,373,674 units issued and outstanding, actual; no units issued or outstanding pro forma and pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . . . . . . . 5% preferred stock, par value $0.001 per share; no shares $ 8,601 $ 3,040 25,822 189,727 $ 218,589 $ 60,940 $ — $ $ — $ — $ $ — authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma; 30,000 shares issued and outstanding, pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . — Common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, pro forma(2) and pro forma as adjusted; shares issued sued and and outstanding pro forma; outstanding pro forma as adjusted . . . . . . . . . . . . . . . . . . . . . . Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total members’ (deficit) equity . . . . . . . . . . . . . . . . . . . . . . . . . . — 373,983 (676,690) ) $(302,707) Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (23,178) (1) Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately 73 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8 $ $ $ $ shares is $ $ $ $ $ $

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 1850DM/0D Foot: 0D/0D VJ RSeq: 8 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 30462 $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares we are offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. (2) Includes $5.5 million raised through the issuance of 478,266 Class E redeemable convertible units in June 2016. The table above does not include: • shares of common stock issuable upon exercise of stock options outstanding as of the date of this offering at a weighted-average exercise price of $ per share, of which are exercisable as of the date of this offering, including shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $ per share, none of which are exercisable as of the date of this offering; • shares of common stock, representing the maximum number of shares based on the midpoint of the estimated price range set forth on the cover of this prospectus, issuable at our option under our 2014 LTIP as of the date of this offering; • shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of the date of this offering; • shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan; • shares issuable upon the exercise of warrants outstanding as of the date of this offering at a weighted-average exercise price of $ per share following the Corporate Conversion; and • shares issuable upon the conversion of 30,000 shares of our convertible preferred stock (at their aggregate original purchase price), which will be issued pursuant to an exchange agreement with holders of our Senior Convertible Term Loan. 74 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) v6.8 Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 55D*/120D Foot: 0D/0D VJ RSeq: 9 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 14470 DILUTION If you invest in our common stock, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Pro forma net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding. The historical net tangible book value of our book deficit as of March 31, 2016 was $ , or $ per Class A membership unit. Historical net tangible book value per Class A membership unit represents the amount of our total tangible assets less total liabilities, divided by the total number of Class A membership units outstanding as of March 31, 2016. After giving effect to (i) the $5.5 million raised through the issuance of 478,266 Class E redeemable convertible units in June 2016 (the ‘‘Additional Series E’’), and (ii) the Corporate Conversion, pro forma net tangible book deficit as of March 31, 2016 was $ million, or $ per share based on the shares of common stock issued and outstanding after the Corporate Conversion based on an assumed initial public offering price of $ per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus). After giving effect to our sale of common stock in this offering at the initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the consummation of the transactions contemplated under the exchange agreement and the mandatory conversion of all our outstanding indebtedness under the Second-Lien Convert, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been $ million, or $ per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This represents an immediate increase of net tangible book value of $ per share to our existing stockholders and an immediate and substantial dilution of $ per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share: Assumed initial public offering price per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . Historical net tangible book value per Class A membership unit as of March 31, 2016 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Pro forma increase in net tangible book value per share attributable to the $ $ Additional Series E and the Corporate Conversion . . . . . . . . . . . . . . . . . . . . . . Pro forma net tangible book value per share as of March 31, 2016 . . . . . . . . . . . . Increase in pro forma net tangible book value per share attributable to new investors participating in this offering and the conversion of our Senior Convertible Term Loan and Second-Lien Convert . . . . . . . . . . . . . . . . . . . . . . . Pro forma as adjusted net tangible book value per share after this offering . . . . . . Dilution in pro forma net tangible book value per share to new investors participating in this offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and working capital, total assets and total stockholders’ equity by approximately $ , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses 75 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8 $

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 110D*/300D Foot: 0D/0D VJ RSeq: 10 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 37260 payable by us. Similarly, each increase or decrease of 1.0 million shares offered by us at the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range, set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and working capital, total assets and total stockholders’ equity by approximately $ . The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The following table summarizes, on a pro forma as adjusted basis as of March 31, 2016, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus). Total Shares purchased consideration Average price per Number Percent Amount Percent share (in millions) Existing investors . . . . . . . . . . . . . . . . . . . . . . New investors in this offering . . . . . . . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . See ‘‘Pricing Sensitivity Analysis’’ to see how some of the information presented above would be affected by an initial public offering price per share of common stock at the low-, mid-and high-points of the estimated price range indicated on the cover of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full. The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of March 31, 2016 after giving effect to the automatic conversion of all outstanding shares of our preferred membership units upon the closing of this offering, the consummation of the transactions contemplated under the exchange agreement and the mandatory conversion of all of our outstanding indebtedness under the Second-Lien Convert, assuming the closing of these transactions occurred on March 31, 2016, and excludes: • shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2016 at a weighted-average exercise price of $ per share, of which are exercisable as of March 31, 2016, including shares of common stock issuable upon exercise of outstanding stock options issued to Dr. Harlan W. Waksal, our President and Chief Executive Officer, with an exercise price of $ per share, none of which are exercisable as of March 31, 2016; • shares of common stock, representing the maximum number of shares based on the midpoint of the estimated price range set forth on the cover of this prospectus, issuable at our option under our 2014 LTIP as of March 31, 2016; • shares of common stock that will be available for future issuance, as of the closing of this offering, under our 2016 Equity Incentive Plan, which includes shares of common stock previously reserved for issuance under our 2011 Equity Incentive Plan as of March 31, 2016; shares of common stock that will be available for future issuance as of the closing of this offering under our 2016 Employee Stock Purchase Plan; • • shares issuable upon the exercise of warrants outstanding as of March 31, 2016 at a weighted-average exercise price of $ per share following the Corporate Conversion; and 76 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8 $ $ $ % % % $ $ $ % % %

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]DI70908A.;15 mrll_0915.fmt Free: 3890DM/0D Foot: 0D/0D VJ RSeq: 11 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 6304 • shares issuable upon conversion of the 30,000 shares of our convertible preferred stock (at their aggregate original purchase price) that will be issued concurrently with the closing of this offering pursuant to an exchange agreement with holders of our Senior Convertible Term Loan. The shares of our common stock reserved for future issuance under our 2016 Plans will be subject to automatic annual increases in accordance with its terms. To the extent that options are exercised, new options are issued under our 2016 Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the information regarding warrants exercisable following the Corporate Conversion, and the number of shares issuable pursuant to the Senior Convertible Term Loan and the Second-Lien Convert will vary depending on the actual initial public offering price per share for this offering. See ‘‘Corporate Conversion’’ and ‘‘Pricing Sensitivity Analysis’’ for additional information. 77 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DI70908A.;15 v6.8

MERRILL CORPORATION MTITUSS// 7-JUL-16 11:55 DISK122:[15ZCV8.15ZCV70908]DK70908A.;9 mrll_0915.fmt Free: 320D*/405D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 3347 CORPORATE CONVERSION Overview We currently operate as a Delaware limited liability company under the name Kadmon Holdings, LLC. Prior to the closing of this offering, Kadmon Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Kadmon Holdings, Inc. In order to consummate the Corporate Conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. In connection with the Corporate Conversion, Kadmon Holdings, Inc. will continue to hold all property and assets of Kadmon Holdings, LLC and will assume all of the debts and obligations of Kadmon Holdings, LLC. Kadmon Holdings, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described under the heading ‘‘Description of Capital Stock.’’ On the effective date of the Corporate Conversion, the members of the board of managers of Kadmon Holdings, LLC will become the members of Kadmon Holdings, Inc.’s board of directors and the officers of Kadmon Holdings, LLC will become the officers of Kadmon Holdings, Inc. The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Kadmon Holdings, LLC and its combined operations. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements. Conversion of Equity Securities As part of the Corporate Conversion, based on the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus) and a conversion ratio of units for one share of common stock, all limited liability company interests of Kadmon Holdings, LLC, which are in the form of units, will be converted into an aggregate of shares of our common stock as follows: • holders of our Class A membership units will receive an aggregate of common stock; • holders of our Class B membership units will receive an aggregate of common stock; • holders of our Class C membership units will receive an aggregate of common stock; • holders of our Class D membership units will receive an aggregate of common stock; and shares of our shares of our shares of our shares of our • holders of our Class E redeemable convertible membership units will receive an aggregate of shares of our common stock. In addition, based on the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus): • holders of our warrants to purchase units of Kadmon Holdings, LLC, which are in the money will receive warrants to purchase shares of our common stock assuming net exercise; and 78 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DK70908A.;9 v6.8

MERRILL CORPORATION MTITUSS// 7-JUL-16 11:55 DISK122:[15ZCV8.15ZCV70908]DK70908A.;9 mrll_0915.fmt Free: 245DM/0D Foot: 0D/0D VJ RSeq: 3 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 15661 Three tranches of warrants issued pursuant to 2013 and 2014 credit agreements In connection with our second amended credit agreement in June 2013, we issued three tranches of warrants as fees to the lenders which are exercisable for Class A membership units. In the aggregate, the first warrant tranche was originally exercisable for 1,119,618 Class A membership units at a strike price of $10.00 and exercisable as of the date of issuance. In the aggregate, the second warrant tranche was originally exercisable for 559,810 Class A membership units at a strike price of $13.75 and exercisable as of the date of issuance. In the aggregate, the third tranche was originally exercisable for 559,810 Class A membership units at a strike price of $16.50. The third warrant tranche was not exercisable until December 17, 2015, and will vest only if there are outstanding obligations under the second amended credit agreement, and contains a provision whereby the exercise price may decrease based on certain potential future events. All three warrant tranches contain a fixed number of units exercisable as of March 31, 2016. In connection with our first amended and restated convertible credit agreement in December 2013, we issued an additional 24,356, 12,177 and 12,177 of the first, second and third tranches of warrants, respectively, as fees to the lenders. In connection with the third amended credit agreement in November 2014, the strike price of all three tranches of warrants held by the lenders was amended to be the lower of $9.50 per unit or 85% of a future IPO price. In addition, the third tranche of warrants were vested immediately. None of these warrants has been exercised as of March 31, 2016. Warrants issued pursuant to 2015 Credit Agreement As fees paid to lenders in connection with the 2015 Credit Agreement, we issued warrants with an aggregate purchase price of $6.3 million to purchase our Class A membership units. The strike price of the warrants is 85% of the price per unit in an IPO or, if before an IPO, 85% of the deemed per unit equity value as defined in the 2015 Credit Agreement. The warrants are exercisable as of the earlier of an IPO or July 1, 2016. None of these warrants has been exercised as of March 31, 2016. Other warrants On April 16, 2013, we issued warrants for the purchase of 300,000 Class A membership units at a strike price of $21.24 as consideration for fundraising efforts performed. None of these warrants has been exercised as of March 31, 2016. In certain instances, amounts outstanding under our existing credit facilities will convert into equity interests in Kadmon Holdings, Inc. For further information, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements.’’ Because the exact number of shares of our common stock to be issued or issuable to holders of outstanding membership units and warrants of Kadmon Holdings, LLC and issuable upon conversion of the Senior Convertible Term Loan and the Second-Lien Convert is based on the initial public offering price, to the extent that the actual initial public offering price per share for this offering is greater or less than $ (the midpoint of the estimated price range set forth on the cover of this prospectus), the actual number of shares of common stock to be issued to holders of membership units and warrants and issuable upon conversion of the Senior Convertible Term Loan and the Second-Lien Convert will be adjusted accordingly. See ‘‘Pricing Sensitivity Analysis’’ to see how the number of shares to be issued in the Corporate Conversion or issuable thereafter upon exercise of options and warrants and conversion of the Senior Convertible Term Loan and the Second-Lien Convert would be affected by an initial public offering price per share of common stock at the low-, mid-and high-points of the estimated price range indicated on the cover of this prospectus or if the underwriters’ option to purchase additional shares of common stock is exercised in full. 80 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DK70908A.;9 v6.8

MERRILL CORPORATION MTITUSS// 7-JUL-16 11:55 DISK122:[15ZCV8.15ZCV70908]DK70908A.;9 mrll_0915.fmt Free: 115D*/120D Foot: 0D/0D VJ RSeq: 4 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 51622 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA The following tables set forth, for the periods and at the dates indicated, our selected consolidated financial data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following selected consolidated financial data in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the accompanying notes thereto appearing elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2015 and 2014 and the consolidated balance sheet data at December 31, 2015 and 2014, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The consolidated statements of operations data for the three months ended March 31, 2016 and the three months ended March 31, 2015 and the consolidated balance sheet data at March 31, 2016 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the consolidated financial information set forth in those statements. Three Months Ended March 31, Year ended December 31, 2016 2015 2015 2014 (unaudited) (in thousands, except share and per share amounts) Statements of Operations Data: Total revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . Write-down of inventory . . . . . . . . . . . . . . . . . . . . Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Operating expenses: Research and development . . . . . . . . . . . . . . . . . . Selling, general and administrative . . . . . . . . . . . . Gain on settlement of other milestone payable . . . Impairment loss on intangible asset . . . . . . . . . . . . Loss from operations . . . . . . . . . . . . . . . . . . . . . . . . Other expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . Income tax expense (benefit) . . . . . . . . . . . . . . . . . . Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Basic and diluted net loss per share of common stock(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,663 1,085 135 $ 7,718 959 105 $ 35,719 3,731 2,274 $ 95,018 6,123 4,916 8,443 6,654 29,714 83,979 7,955 24,486 (3,875) — (20,123) 6,872 22,164 — — (22,382) 29,685 108,613 — 31,269 (139,853) 29,101 93,167 — — (38,289) 12,407 315 5,626 — 7,232 (3) 26,096 (29) $ (32,845) $(28,008) $ (147,082) $(64,356) $ $ Weighted average basic and diluted shares of common stock outstanding(1) . . . . . . . . . . . . . . . . . Unaudited pro forma net loss(2) . . . . . . . . . . . . . . . . $ $ Unaudited pro forma basic and diluted net loss per share of common stock(3) . . . . . . . . . . . . . . . . . . . $ $ Unaudited pro forma weighted average basic and diluted shares of common stock outstanding (3) . . . . (1) Basic and diluted net loss per share of common stock and basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A units into shares 81 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DK70908A.;9 v6.8

MERRILL CORPORATION MTITUSS// 7-JUL-16 11:55 DISK122:[15ZCV8.15ZCV70908]DK70908A.;9 mrll_0915.fmt Free: 1630DM/0D Foot: 0D/0D VJ RSeq: 5 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 41444 reverse split. See Note 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate the historical basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts. (2) Unaudited pro forma net loss gives effect to the conversion of the Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this Notes 3 and 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the pro forma adjustments used to calculate unaudited pro forma net loss. (3) Unaudited pro forma basic and diluted net loss per share of common stock and unaudited pro forma basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A, Class B, Class C and Class D units and our Class E redeemable convertible units into shares of common stock as part of the Corporate Conversion and the conversion of the Convertible Term Loan and the Second Lien Convert into shares of our common stock, concurrently with the consummation of this offering, in each case, based on an assumed our common stock. See Notes 3 and 4 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the method used to calculate unaudited pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts. As of March 31, 2016 As of As of December 31,December 31, 2015 2014 (in thousands) (unaudited) (in thousands) Balance Sheet Data: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . Working capital deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total redeemable convertible stock . . . . . . . . . . . . . . . . . . . . Total debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total members’ deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ $ $ $ 8,601 (32,249) 61,967 60,940 $ $ $ $ 21,498 (16,945) 84,137 58,856 $ 20,991 $ (19,573) $ 122,968 $ 37,052 $ 161,406 $(155,420) $ 218,589 $(302,707) $ 211,621 $(270,909) 82 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DK70908A.;9 v6.8 initial public offering price of $ per share, the midpoint of the price range set forth on th e cover of this prospectus, and an assumed 1-for-reverse split of our Class A units into shares of offering, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and an assumed 1-for-reverse split. See midpoint of the price range set forth on the cover of this prospectus, and an assumed 1-for-of common stock based on an assumed initial public offering price of $ per share, the

MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 1730D*/4340D Foot: 0D/ 0D VJ RSeq: 12 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 29778 PRINCIPAL STOCKHOLDERS The following table sets forth information as of the date of this offering regarding the beneficial ownership of our common stock, giving pro forma effect to (i) our conversion from a Delaware limited liability company to a Delaware corporation, (ii) the consummation of the transactions contemplated under the exchange agreement with the holders of the Senior Convertible Term Loan resulting in the and (iii) the mandatory conversion of all of our outstanding indebtedness under the Second-Lien • each person or group who beneficially owns more than 5.0% of our outstanding shares of common stock; • each of our executive officers; • each of our directors; and • all of our executive officers and directors as a group. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner. The percentage of beneficial ownership is based on shares of common stock outstanding prior to this offering after giving effect to the Corporate Conversion and shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. The percentage of beneficial ownership further assumes that the Corporate Conversion had occurred as of the date of this offering, based on the range set forth on the cover of this prospectus). The number of shares of common stock of Kadmon Holdings, Inc. that holders of membership units will receive in the Corporate Conversion, the number of shares of common stock that options and warrants will be exercisable for, following the Corporate Conversion, will vary depending on the initial 195 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 assumed initial public offering price of $ per share (the midpoint of the estimated price Convert, resulting in the issuance of shares of our common stock, by: issuance of 30,000 shares of our convertible preferred stock and shares of our common stoc k,

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public offering price. See "Corporate Conversion" and "Pricing Sensitivity Analysis" for additional information.

Name of beneficial owner	Shares of Common Stock Beneficially Owned Prior to this Offering		Total Shares of Common Stock Beneficially Owned After the Offering(1)	
	Number	Percentage	Number	Percentage
5.0% Stockholders				
Kadmon I, LLC(2)	[redacted]	[redacted]%	[redacted]	[redacted]%
GoldenTree Entities(3)	[redacted]	[redacted]%	[redacted]	[redacted]%
Third Point Ventures LLC(4)	[redacted]	[redacted]%	[redacted]	[redacted]%
3RP Holdings Company, LLC(5)	[redacted]	[redacted]%	[redacted]	[redacted]%
SPCP Group, LLC(6)	[redacted]	[redacted]%	[redacted]	[redacted]%
"Falcon Flight" Parties(7)	[redacted]	[redacted]%	[redacted]	[redacted]%
Alpha Spring Limited(8)	[redacted]	[redacted]%	[redacted]	[redacted]%
Executive Officers and Directors				
Bart M. Schwartz, Esq.(9)	[redacted]	[redacted]%	[redacted]	[redacted]%
Eugene Bauer, M.D.(10)	[redacted]	[redacted]%	[redacted]	[redacted]%
D. Dixon Boardman(11)	[redacted]	[redacted]%	[redacted]	[redacted]%
Andrew B. Cohen(12)	[redacted]	[redacted]%	[redacted]	[redacted]%
Alexandria Forbes, Ph.D.(13)	[redacted]	[redacted]%	[redacted]	[redacted]%
Thomas E. Shenk, Ph.D.(14)	[redacted]	[redacted]%	[redacted]	[redacted]%
Susan Wiviott, J.D.(15)	[redacted]	[redacted]%	[redacted]	[redacted]%
Louis Shengda Zan(16)	[redacted]	[redacted]%	[redacted]	[redacted]%
Harlan W. Waksal, M.D.(17)	[redacted]	[redacted]%	[redacted]	[redacted]%
Konstantin Poukalov(18)	[redacted]	[redacted]%	[redacted]	[redacted]%
Lawrence K. Cohen, Ph.D.(19)	[redacted]	[redacted]%	[redacted]	[redacted]%
Steven N. Gordon, Esq.(20)	[redacted]	[redacted]%	[redacted]	[redacted]%
Eva Heyman(21)	[redacted]	[redacted]%	[redacted]	[redacted]%
John Ryan, Ph.D., M.D.(22)	[redacted]	[redacted]%	[redacted]	[redacted]%
Larry Witte, Ph.D.(23)	[redacted]	[redacted]%	[redacted]	[redacted]%
Zhenping Zhu, M.D., Ph.D.(24)	[redacted]	[redacted]%	[redacted]	[redacted]%
All directors and executive officers as a group (16 persons)	[redacted]	[redacted]%	[redacted]	[redacted]%

(1) Assumes no exercise of the underwriters' option to purchase additional shares of common stock.

(2) Mr. Steven N. Gordon is the managing member of Kadmon I, LLC and as such has sole voting and dispositive power over its shares. Mr. Gordon disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. As of the date of this offering, Dr. Samuel D. Waksal is the beneficial owner of a 0.5% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles him to approximately 12.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to receive approximately 30.8% of any incremental distributions from Kadmon I, LLC. Kadmon I, LLC is an investment vehicle which does not hold assets other than its interests in Kadmon Holdings, LLC. The principal address of Kadmon I, LLC is 450 East 29th Street, New York, New York 10016. As of the date of this offering Kadmon I, LLC held 35,426,769 Class A membership units (equivalent to [redacted] shares of common stock after giving effect to the Corporate Conversion).

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MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 50D*/120D Foot: 0D/0D VJ RSeq: 14 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 47880 (3) Consists of (i) Class E redeemable convertible membership units and warrants held by Gold Coast Capital Subsidiary X Limited, New Mexico Educational Retirement Board, GN3 SIP Limited, Goldentree Master Fund, Ltd, Goldentree Entrust Master Fund SPC, GoldenTree Credit Opportunities, LP, San Bernardino County Employee’s Retirement Association, GT NM, L.P., GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, LP, Stellar Performer Global Series: Series G—Global Credit and the GoldenTree 2004 Trust (collectively, the GoldenTree Entities), (ii) after giving effect to the consummation of the transactions contemplated shares of common stock issued to San Bernardino County Employees Retirement Association, GT NM, L.P., GN3 SIP Limited, Stellar Performer Global Series: Series G—Global Credit and preferred stock holdings of San Bernardino County Employees Retirement Association, GT NM, L.P., GN3 SIP Limited, Stellar Performer Global Series: Series G—Global Credit and issued to the GoldenTree 2015 Convert Lenders following mandatory conversion of our Second-Lien Convert. GoldenTree Asset Management LP acts as investment manager for all of the entities described herein. GoldenTree Asset Management LLC serves as the general partner for GoldenTree Asset Management LP. GoldenTree Asset Management LLC serves as the general partner for GoldenTree Asset Management LP. Steven A. Tananbaum is the managing member of GoldenTree Asset Management LLC and holds sole voting and dispositive power over the securities indirectly held by such entity. By virtue of the relationships described in this footnote, each entity and individual named herein may be deemed to share beneficial ownership of all shares held by the other entities named herein. Each entity and individual named herein expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address for the GoldenTree Entities is 300 Park Avenue, 21st Floor, New York, NY 10022. As of the date of this offering, the GoldenTree entities held (i) 1,126,235 Class E stock after es of common stock after giving effect to the Corporate Conversion). (4) Consists of (i) Class E redeemable convertible membership units held by Third Point LLC and conversion of our Second Lien Convert. Third Point LLC and Daniel S. Loeb, in his capacity as the chief executive officer of Third Point LLC, have voting and dispositive power over securities held by Third Point Ventures LLC, as nominee for funds managed and/or advised by Third Point LLC. Third Point LLC and Mr. Loeb disclaim beneficial ownership of these securities, except to the extent of any indirect pecuniary interest therein. The address for Third Point Ventures LLC is c/o Third Point LLC, 390 Park Avenue, 19th floor, New York, NY 10022. As of the date of this offering, Third Point Ventures LLC held 173,914 Class E redeemable convertible Corporate Conversion). (5) 3RP Holdings Company, LLC Consists of Class A membership units, Class B membership units and Class C membership units held by 3RP Holdings Company, LLC. Paul F. Fagan, J.D., C.P.A., is the Executive Vice President and General Counsel of 3RP Holdings Company, LLC and as such has voting and dispositive power over the securities held by such entity. By virtue of the relationships described in this footnote, each entity and individual named herein may be deemed to share beneficial ownership of all shares held by the entities named herein. Mr. Fagan expressly disclaims any such beneficial ownership, except to the extent of his individual pecuniary interests therein. The address for 3RP Holdings Company, LLC is 2215-B Renaissance Drive, Suite B, Las Vegas, NV 89119. As of the date of this offering, 3RP Holdings Company, LLC held (i) 43,000 197 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 Class A membership units (equivalent to shares of common stock after giving effect to the membership units (equivalent to shares of common stock after giving effect to the (ii) shares of our common stock issued to Third Point LLC following mandatory redeemable convertible membership units (equivalent to shares of common giving effect to the Corporate Conversion) and (ii) warrants (equivalent to shar GoldenTree 2004 Trust can immediately convert, and (iii) shares of our common st ock GoldenTree 2004 Trust and (b) shares of common stock into which the convertible under the exchange agreement with holders of the Senior Convertible Term Loan, (a)

MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 230D*/240D Foot: 0D/0D VJ RSeq: 15 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 64874 stock after giving effect to the Corporate Conversion) and (iii) 1 Class C membership units (6) SPCP Group, LLC Consists of (i) Class E redeemable convertible membership units held by SPCP Group, LLC, (ii) warrants held by SPCP Group, LLC and (iii) after giving effect to the consummation of the transactions contemplated under the exchange agreement with holders of the SPCP Group, LLC can immediately convert. Silver Point Capital, L.P. (‘‘Silver Point’’) is the investment manager of Silver Point Capital Fund, L.P. (‘‘Onshore Fund’’), Silver Point Capital Offshore Fund, Ltd. (‘‘Offshore Fund’’), and SPCP Group, LLC, a wholly-owned subsidiary of the Onshore Fund and the Offshore Fund (collectively, the ‘‘Funds’’). Silver Point Capital Management, LLC (‘‘Management’’) is the general partner of Silver Point. Mr. Edward A. Mule´ and Mr. Robert J. O’Shea are each members of Management and hold voting and dispositive power over the securities held by the Funds. By virtue of the relationships described in this footnote, each entity and individual named herein may be deemed to share beneficial ownership of all shares held by the other entities named herein. Each entity and individual named herein expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. The address for SPCP Group, LLC is Two Greenwich Plaza, Greenwich, CT 06830. As of the date of this offering, SPCP Group, LLC held (i) 30,435 Class E redeemable after giving effect to the Corporate Conversion). (7) Consists of Class A membership units and Class E redeemable convertible membership units held by Falcon Flight, LLC and TDM Ventures LLC (together with Falcon Flight, LLC, the ‘‘Falcon Flight Entities’’), and Mr. Alejandro Santo Domingo (together with the Falcon Flight Entities, the ‘‘Falcon Flight Parties’’). Falcon Flight, LLC is indirectly beneficially owned by several trusts for the benefit of various members of the Julio Mario Santo Domingo family, subject to exercise of the trustees’ discretion. Mr. Alejandro Santo Domingo is a beneficiary of one such trust. Mr. Alejandro Santo Domingo expressly disclaims any beneficial ownership or control of the Falcon Flight Entities, except to the extent of his individual pecuniary interest therein. The Falcon Flight Entities expressly disclaim any beneficial ownership or control of shares held directly by Mr. Alejandro Santo Domingo. Mr. Erik S. Akhund is the manager of TDM Ventures LLC, which indirectly controls Falcon Flight, LLC, and has sole voting and dispositive power over the shares held by the Falcon Flight Entities. Mr. Akhund disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein. The mailing address for the Falcon Flight Entities is 499 Park Avenue, 24th fl., New York, New York 10022. As of the date of this offering, the Falcon Flight Parties held (i) 1,442,802 Class A membership units (equivalent to 2,018,264 after giving effect to the Corporate Conversion). (8) Alpha Spring Limited Consists of (i) Class A membership units held by Alpha Spring Limited and conversion of our Second Lien Convert. Mr. Zan is the sole director of Alpha Spring Limited and, as such, has sole voting and dispositive power over Alpha Spring Limited. Mr. Zan disclaims beneficial ownership of the securities held by Alpha Spring Limited, except to the extent of his pecuniary interest therein, if any. The address for Alpha Spring Limited is c/o Zongyi Investment Group, Zongyi Digital City, Tongzhou District, Nantong City, Jiangsu Province, China 226376. As 198 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 (ii) shares of our common stock issued to Alpha Spring Limited following mandatory shares of common stock after giving effect to the Corporate Conversion) and (ii) Class E redeemable convertible membership units (equivalent to shares of common stock convertible membership units (equivalent to shares of common stock after giving effec t to the Corporate Conversion) and (ii) warrants (equivalent to shares of common stock Senior Convertible Term Loan, (a) shares of common stock issued to SPCP Group, LLC and (b) shares of common stock into which the convertible preferred stock holdings of (equivalent to shares of common stock after giving effect to the Corporate Conve rsion). Corporate Conversion), (ii) 1 Class B membership unit (equivalent to shares of common

MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 50D*/120D Foot: 0D/0D VJ RSeq: 16 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 41881 of the date of this offering, Alpha Spring Limited held 2,679,939 Class A membership units (9) As of June 15, 2016, Mr. Schwartz held (i) 21,740 Class E redeemable convertible membership Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (10) As of the date of this offering, Dr. Bauer held (i) 1,522 Class E redeemable convertible Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (11) As of the date of this offering, Mr. Boardman held (i) 30,000 Class A membership units (ii) an economic interest in Kadmon I, LLC based on his economic interest as a founder of Kadmon I, LLC, which entitles him to approximately 0.2% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to approximately 0.5% of any incremental distributions Corporate Conversion), (iii) 26,957 Class E redeemable convertible membership units (equivalent granted under our 2011 Equity Incentive Plan to purchase up to 90,000 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (12) Includes a 17.6% membership interest in Kadmon I, LLC held by 72 KDMN as an investor that entitles it to 17.6% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, it will be entitled to common stock after giving effect to the Corporate Conversion). Mr. Cohen holds an indirect minority interest in 72 KDMN and serves as a member of the board of managers of 72 KDMN, which board exercises voting and dispositive discretion with respect to the securities held by 72 KDMN. By virtue of the relationships described herein, Mr. Cohen may be deemed to share beneficial ownership of the securities held by 72 KDMN. Without limiting the rights of 72 KDMN to designate Mr. Cohen as 72 KDMN’s designee to the Company’s board of directors, Mr. Cohen disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein. As of the date of this offering, Mr. Cohen is the beneficial owner, directly and indirectly, of (i) a less than 0.1% membership interest in Kadmon I, LLC as an investor that entitles him to less than 0.1% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to less than 0.1% after giving effect to the Corporate Conversion) and (ii) options granted under our 2011 Equity 199 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 of any incremental distributions from Kadmon I, LLC (equivalent to shares of common stock 11.0% of any incremental distributions from Kadmon I, LLC (equivalent to shares of (equivalent to options to purchase shares of common stock after giving effect to the to shares of common stock after giving effect to the Corporate Conversion) and (iv) options from Kadmon I, LLC (equivalent to shares of common stock after giving effect to the (equivalent to shares of common stock after giving effect to the Corporate Conver sion), 90,000 Class A membership units (equivalent to options to purchase shares of common membership units (equivalent to shares of common stock after giving effect to the Corporate 113,333 Class A membership units (equivalent to options to purchase shares of units (equivalent to shares of common stock after giving effect to the Corporate (equivalent to shares of common stock after giving effect to the Corporate Convers ion).

MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 110D*/120D Foot: 0D/0D VJ RSeq: 17 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 352 purchase shares of common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (13) As of the date of this offering, Dr. Forbes is the beneficial owner, directly and indirectly, of to the Corporate Conversion), (ii) an approximately 0.4% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles her to approximately 1.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, she will be entitled to approximately 3.5% of any incremental distributions from Kadmon I, LLC (equivalent granted under our 2011 Equity Incentive Plan to purchase up to 130,000 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (iv) 1,000 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. (14) As of the date of this offering, Dr. Shenk held (i) 160,000 Class A membership units (equivalent to granted under our 2011 Equity Incentive Plan to purchase up to 60,000 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (15) As of the date of this offering, Ms. Wiviott held (i) 3,696 Class E redeemable convertible Corporate Conversion) and (ii) options granted under our 2011 Equity Incentive Plan to purchase up to stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). our common stock issued to Alpha Spring Limited following mandatory conversion of our Second-Lien Convert. Mr. Zan is the sole director of Alpha Spring Limited and, as such, has sole voting and dispositive power over Alpha Spring Limited. Mr. Zan disclaims beneficial ownership of the securities held by Alpha Spring Limited, except to the extent of his pecuniary interest therein, if any. As of the date of this offering, Mr. Zan held options granted under our 2011 Equity options to purchase shares of common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (17) As of the date of this offering, Dr. Waksal held (i) 86,957 Class E redeemable convertible Corporate Conversion), (ii) options granted under our 2011 Equity Incentive Plan to purchase up 200 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 to 5,002,500 Class A membership units (equivalent to options to purchase shares of membership units (equivalent to shares of common stock after giving effect to the Incentive Plan to purchase up to 60,000 Class A membership units (equivalent to (16) Includes (i) Class A membership units held by Alpha Spring Limited and (ii) shares of 90,000 Class A membership units (equivalent to options to purchase shares of common membership units (equivalent to shares of common stock after giving effect to the (equivalent to options to purchase shares of common stock after giving effect to the shares of common stock after giving effect to the Corporate Conversion) and (ii) options (equivalent to options to purchase shares of common stock after giving effect to the to shares of common stock after giving effect to the Corporate Conversion), (iii) options (i) 5,000 Class A membership units (equivalent to shares of common stock after giving effect Incentive Plan to purchase up to 90,000 Class A membership units (equivalent to options to

MERRILL CORPORATION DSLOAN// 7-JUL-16 10:16 DISK122:[15ZCV8.15ZCV70908]DY70908A.;19 mrll_0915.fmt Free: 110D*/120D Foot: 0D/0D VJ RSeq: 18 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 40342 common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (iii) 750 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. (18) As of the date of this offering, Mr. Poukalav held (i) options granted under our 2011 Equity to purchase shares of common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (ii) 1,000 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. (19) As of the date of this offering, Dr. Cohen held (i) options granted under our 2011 Equity to purchase shares of common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (ii) 250 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. (20) As of the date of this offering, Mr. Gordon is the beneficial owner, directly and indirectly, of giving effect to the Corporate Conversion), (ii) an approximately 0.3% membership interest in Kadmon I, LLC as an investor plus an economic interest as a founder that in aggregate entitles him to approximately 3.7% of the distributions from Kadmon I, LLC until the investors in Kadmon I, LLC have received aggregate distributions equal to four times (4x) the amount of their initial capital contributions and, after the investors have received such preferred return, he will be entitled to approximately 8.8% of any incremental distributions from Kadmon I, LLC (equivalent granted under our 2011 Equity Incentive Plan to purchase up to 260,000 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (iv) 1,300 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. Mr. Gordon disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. (21) As of the date of this offering, Ms. Heyman held options granted under our 2011 Equity Incentive purchase shares of common stock after giving effect to the Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (22) As of the date of this offering, Dr. Ryan held (i) options granted under our 2011 Equity Incentive purchase shares of common stock after giving effect to the Corporate Conversion, all of which are 201 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;19 v6.8 Plan to purchase up to 170,000 Class A membership units (equivalent to options to Plan to purchase up to 147,000 Class A membership units (equivalent to options to (equivalent to options to purchase shares of common stock after giving effect to the to shares of common stock after giving effect to the Corporate Conversion), (iii) options (i) 200,000 Class A membership units (equivalent to shares of common stock after Incentive Plan to purchase up to 195,000 Class A membership units (equivalent to options Incentive Plan to purchase up to 460,000 Class A membership units (equivalent to op tions

MERRILL CORPORATION MKEANE// 7-JUL-16 15:29 DISK122:[15ZCV8.15ZCV70908]DY70908A.;20 mrll_0915.fmt Free: 4010DM/0D Foot: 0D/0D VJ RSeq: 19 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 3671 out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering) and (ii) 250 EAR units under the 2014 LTIP. EAR Units awarded under the 2014 LTIP are excluded from the amount listed in this table as they may be paid in cash or stock at our option. See ‘‘Executive Compensation—Equity and Other Incentive Compensation Plans’’ for a discussion of EAR Units awarded under the 2014 LTIP. (23) As of the date of this offering, Dr. Witte held (i) 200,000 Class A membership units (equivalent to granted under our 2011 Equity Incentive Plan to purchase up to 134,715 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). (24) As of the date of this offering, Dr. Zhu held (i) 120,000 Class A membership units (equivalent to granted under our 2011 Equity Incentive Plan to purchase up to 187,500 Class A membership units Corporate Conversion, all of which are out of the money and therefore excluded from the number of shares presented as beneficially owned before and after this offering). 202 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DY70908A.;20 v6.8 (equivalent to options to purchase shares of common stock after giving effect to the shares of common stock after giving effect to the Corporate Conversion) and (ii) options (equivalent to options to purchase shares of common stock after giving effect to the shares of common stock after giving effect to the Corporate Conversion) and (ii) options

MERRILL CORPORATION JTAYLORA// 7-JUL-16 10:20 DISK122:[15ZCV8.15ZCV70908]DZ70908A.;6 mrll_0915.fmt Free: 145DM/0D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 3723 PRICING SENSITIVITY ANALYSIS Throughout this prospectus we provide information assuming that the initial public offering price per share of common stock is $ , which is the midpoint of the estimated price range set forth on the cover of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per share of common stock in this offering is different from the midpoint of the estimated price range set forth on the cover of this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of common stock at the low-, mid-and high-points of the estimated price range set forth on the cover of this prospectus, assuming that the underwriters’ option to purchase additional common units is not exercised. See ‘‘Corporate Conversion’’ for additional information. Price per share (in thousands, except per share data) Shares, warrants and options issued in conversion Common stock issuable for: Class A membership units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class B membership units Class C membership units Class D membership units Class E redeemable convertible membership units . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Warrants issuable for Class A membership units: Warrants issued pursuant to 2013 and 2014 credit agreements Warrants issued pursuant to 2015 Credit Agreement . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Weighted average exercise price of warrants after conversion . $ $ $ Convertible debt issuable for Class A membership units: Convertible Term Loan issuable for Class A membership units Convertible PIK Notes issuable for Class A membership units Equity ownership percentages following this offering Existing owners in this offering assuming exercise of all outstanding options and warrants . . . . . . . . . . . . . . . . . . New investors in this offering assuming exercise of all outstanding options and warrants . . . . . . . . . . . . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net proceeds Net proceeds from this offering, after underwriting discounts and before estimated offering expenses . . . . . . . . . . . . . . $ $ $ Pro forma as adjusted capitalization as of March 31, 2016 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . Total debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Stockholders’ equity (deficit) Common stock, $0.001 par value per share . . . . . . . . . . . . Preferred stock, $0.001 par value per share . . . . . . . . . . . . Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . $ $ $ Accumulated other comprehensive income . . . . . . . . . . . . Total stockholders’ equity (deficit) . . . . . . . . . . . . . . . . . . Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . Dilution as of March 31, 2016 Pro forma as adjusted net tangible book deficit per share after giving effect to this offering . . . . . . . . . . . . . . . . . . Dilution per share to new investors in this offering . . . . . . . . $ $ $ $ $ $ 203 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) v6.8 Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DZ70908A.;6 $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ % % % % % % % % % $ $ $

MERRILL CORPORATION JTAYLORA// 7-JUL-16 10:20 DISK122:[15ZCV8.15ZCV70908]DZ70908A.;6 mrll_0915.fmt Free: 495DM/0D Foot: 0D/0D VJ RSeq: 2 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 32031 In addition, throughout this prospectus we provide information assuming that the underwriters’ option to purchase additional shares of common stock from us is not exercised. However, some of the information that we provide will be affected if the underwriters’ option to purchase additional shares of common stock is exercised. The following table presents how some of the information set forth in this prospectus would be affected if the underwriters exercise in full their option to purchase additional shares of common stock where the initial public offering price per share of common stock is at the low-, mid-and high-points of the estimated price range set forth on the cover of this prospectus. Price per share (in thousands, except per share data) Shares, warrants and options issued in conversion Common stock issuable for: Class A membership units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class B membership units Class C membership units Class D membership units Class E redeemable convertible membership units . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Warrants issuable for Class A membership units: Warrants issued pursuant to 2013 and 2014 credit agreements Warrants issued pursuant to 2015 Credit Agreement . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Weighted average exercise price of warrants after conversion . $ $ $ Convertible debt issuable for Class A membership units: Convertible Term Loan issuable for Class A membership units Convertible PIK Notes issuable for Class A membership units Equity ownership percentages following this offering Existing owners in this offering assuming exercise of all outstanding options and warrants . . . . . . . . . . . . . . . . . . New investors in this offering assuming exercise of all outstanding options and warrants . . . . . . . . . . . . . . . . . . Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net proceeds Net proceeds from this offering, after underwriting discounts and before estimated offering expenses . . . . . . . . . . . . . . Pro forma as adjusted capitalization as of March 31, 2016 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . Total debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Stockholders’ equity (deficit) Common stock, $0.001 par value per share . . . . . . . . . . . . Preferred stock, $0.001 par value per share . . . . . . . . . . . . Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . $ $ $ Accumulated other comprehensive income . . . . . . . . . . . . Total stockholders’ equity (deficit) . . . . . . . . . . . . . . . . . . Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . Dilution as of March 31, 2016 Pro forma as adjusted net tangible book deficit per share after giving effect to this offering . . . . . . . . . . . . . . . . . . Dilution per share to new investors in this offering . . . . . . . . $ $ $ $ $ $ 204 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) v6.8 Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: DZ70908A.;6 $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ % % % % % % % % % $ $ $

MERRILL CORPORATION JTAYLORA// 7-JUL-16 10:20 DISK122:[15ZCV8.15ZCV70908]EA70908A.;12 mrll_0915.fmt Free: 130D*/320D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 21847 DESCRIPTION OF CAPITAL STOCK The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the Corporate Conversion that will occur prior to the closing of this offering. General We are currently a Delaware limited liability company. The rights and obligations of our members are governed by our Second Amended and Restated Limited Liability Company Agreement, dated as of June 17, 2014, as amended. Prior to the closing of this offering, we will complete transactions pursuant to which we will convert into a Delaware corporation and change our name to Kadmon Holdings, Inc. The rights and obligations set forth in our Second Amended and Restated Limited Liability Agreement shall terminate immediately prior to the consummation of our conversion into a Delaware corporation. The Second Amended and Restated Limited Liability Company Agreement contemplates that, following an initial public offering, we will grant customary piggyback registration rights to the members. See ‘‘Shares Eligible for Future Sale—Registration Rights Agreements’’ for additional information. The following description of our capital stock and provisions of our certificate of incorporation and the bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering. Common Stock General.As of the date of this offering, there were no shares of our common stock outstanding, par value $0.001 per share, and no stockholders of record. After giving effect to the Corporate Conversion, based on an assumed initial public offering price of $ (the midpoint of the estimated price range set forth on the cover of this prospectus) and the closing of this offering, our certificate of incorporation will authorize the issuance of shares of our common stock, and there will be shares of our common stock outstanding. See ‘‘Corporate Conversion’’ and ‘‘Pricing Sensitivity Analysis’’ for additional information. Voting rights.The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders will require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose. Dividend rights.Holders of shares of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock. 205 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: EA70908A.;12 v6.8

MERRILL CORPORATION JTAYLORA// 7-JUL-16 10:20 DISK122:[15ZCV8.15ZCV70908]EA70908A.;12 mrll_0915.fmt Free: 50D*/120D Foot: 0D/0D VJ RSeq: 7 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 58256 at any time after the expiration of 180 days from the closing of this offering, (b) unlimited piggyback rights and (c) the right to require filing of a resale S-3 registration statement (once we become eligible to file on such form) and maintenance of its effectiveness on an ‘‘evergreen’’ basis until such time as there are no longer any registrable securities. Lock-up Agreement The recipients of the convertible preferred stock pursuant to the exchange agreement and their transferees will be subject to restrictions on the resale of shares of our common stock issuable upon conversion of the convertible preferred stock under the lock-up agreements described below under ‘‘Shares Eligible for Future Sale—Lock-up Agreements.’’ Options As of the date of this offering, after giving effect to the Corporate Conversion, we had outstanding options to shares of our common stock, at a weighted average exercise price of $ per share. Warrants As of March 31, 2016, after giving effect to the Corporate Conversion, we had outstanding and out of the money warrants to purchase shares of our common stock, at an average exercise price of re. Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Election and removal of directors.Our directors will be elected for a one-year term. Our directors may be removed only by the affirmative vote of at least a majority of the holders of our then outstanding common stock. For more information on the terms of our directors, see the section entitled ‘‘Management—Board of managers and committees.’’ This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors. Authorized but unissued shares.The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise. Stockholder action; advance notification of stockholder nominations and proposals.Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of 211 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: EA70908A.;12 v6.8 $ per sha purchase

MERRILL CORPORATION JTAYLORA// 7-JUL-16 10:20 DISK122:[15ZCV8.15ZCV70908]EA70908A.;12 mrll_0915.fmt Free: 70D*/320D Foot: 0D/0D VJ RSeq: 9 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 4801 SHARES ELIGIBLE FOR FUTURE SALE Immediately prior to this offering, there was no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list shares of our common stock on the NYSE, we cannot assure you that there will be an active public market for shares of our common stock. Based upon the number of shares of our common stock outstanding as of March 31, 2016, after giving effect to the Corporate Conversion, based on the assumed initial public offering price of $ (the midpoint of the estimated price range set forth on the cover of this prospectus) we will have shares of common stock outstanding upon the closing of this offering. All the shares of our common stock sold in this offering, as well as the shares of our common stock that may be offered for resale from time to time under the Selling Stockholder Resale Prospectus, are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our ‘‘affiliates,’’ as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock will be ‘‘restricted securities,’’ as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration, for example, under Rule 144. Subject to the provisions of Rules 144 and 701 under the Securities Act and the lock-up agreements described below, these restricted securities will be available for sale in the public market as follows: Days After Date of this Prospectus Shares Eligible for Sale Comment Date of Prospectus . . . . . . . . . . . . . . Shares sold in this offering and shares offered for resale under Selling Stockholder Resale Prospectus 180 Days . . . . . . . . . . . . . . . . . . . . . Lock-up released; shares saleable under Rules 144 and 701 In addition, of the that were subject to options outstanding as of the date of this offering, options to purchase units were exercisable as of the date of this offering and out of the money warrants to purchase units outstanding as of the date of this offering were exercisable as of that date. Rule 144 In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: • 1.0% of the number of shares of our common stock then outstanding, which was equal to approximately shares as of the date of this offering; or 213 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: EA70908A.;12 v6.8 units

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:52 DISK122:[15ZCV8.15ZCV70908]FE70908A.;13 mrll_0915.fmt Free: 270DM/0D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 27337 Kadmon Holdings, LLC and Subsidiaries Consolidated balance sheets (in thousands, except unit amounts) Pro forma March 31, March 31, 2016 December 31, 2015 December 31, 2014 2016 (unaudited) (unaudited) Assets Current assets: Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . Accounts receivable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Accounts receivable from affiliates . . . . . . . . . . . . . . . . . . . . . . Inventories, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Prepaid expenses and other current assets . . . . . . . . . . . . . . . . . . Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 8,601 4,693 1,319 2,875 3,341 $ 21,498 2,410 985 3,468 4,380 $ 20,991 2,086 — 7,672 1,249 20,829 6,968 9,656 3,580 2,116 2,300 16,507 11 32,741 6,938 15,223 3,580 2,116 2,300 21,224 15 31,998 9,121 73,934 3,580 2,025 2,300 — 10 Fixed assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Intangible assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Investment, at cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Investment, equity method . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other noncurrent assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Liabilities, Redeemable Convertible Units and Members’ Deficit Current liabilities: Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Related party loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other milestone payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Fair market value of financial instruments—current . . . . . . . . . . . . Secured term debt—current . . . . . . . . . . . . . . . . . . . . . . . . . . Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Deferred rent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Deferred tax liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other long term liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . Secured term debt—net of current portion and discount . . . . . . . . . Convertible debt, net of discount . . . . . . . . . . . . . . . . . . . . . . . Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Commitments and contingencies (Notes 6, 7, 10, 14 and 15) Class E redeemable convertible units, 4,969,252, 4,969,252 and 3,438,984 issued and outstanding at March 31, 2016, December 31, 2015 and 2014, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . Members’ deficit: Class A units, no par value. Issued and outstanding, 53,977,701, 53,946,001 and 50,882,656 units at March 31, 2016, December 31, 2015 and 2014, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . Class B units, no par value. Issued and outstanding, 1 unit at March 31, 2016, December 31, 2015 and 2014 . . . . . . . . . . . . . . Class C units, no par value. Issued and outstanding, 1 unit at March 31, 2016, December 31, 2015 and 2014 . . . . . . . . . . . . . . Class D units, no par value. Issued and outstanding, 4,373,674 units at March 31, 2016, December 31, 2015 and 2014 . . . . . . . . . . . . . . 5% preferred stock, par value $0.001 per share: no shares authorized, $ 61,967 $ 84,137 $ 122,968 $ 7,851 3,000 26,618 4,478 — 8,091 3,040 $ 5,902 3,000 22,220 4,500 3,875 8,289 1,900 $ 9,729 3,500 11,584 7,400 3,875 3,483 12,000 53,078 27,317 4,227 1,349 2,214 25,822 189,727 49,686 28,417 3,865 1,349 3,152 26,264 183,457 51,571 35,817 3,180 1,352 10 88,529 60,877 303,734 296,190 241,336 60,940 58,856 37,052 — — — — — — — — — — — — issued and outstanding, actual; shares authorized, pro forma; 30,000 shares issued and outstanding pro forma . . . . . . . . . . — — — Common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, pro forma; . . . . . . . . . . . . — 373,983 — 372,936 — 341,343 Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total members’ deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Total liabilities, redeemable convertible units and members’ deficit . . (676,690) (643,845) (496,763) (302,707) (270,909) (155,420) $ 61,967 $ 84,137 $ 122,968 See accompanying notes to consolidated financial statements F-3 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FE70908A.;13 v6.8 shares issued and outstanding, pro forma

MERRILL CORPORATION DSLOAN// 7-JUL-16 11:59 DISK122:[15ZCV8.15ZCV70908]FG70908A.;9 mrll_0915.fmt Free: 395DM/0D Foot: 0D/0D VJ RSeq: 1 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 61810 Kadmon Holdings, LLC and Subsidiaries Consolidated statements of operations (in thousands) Three Months Ended March 31, Year ended December 31, 2016 2015 2015 2014 (unaudited) Revenues Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . License and other revenue . . . . . . . . . . . . . . . . . . Total revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Write-down of inventory . . . . . . . . . . . . . . . . . . . . . Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Operating expenses: Research and development . . . . . . . . . . . . . . . . . . Selling, general and administrative . . . . . . . . . . . . Gain on settlement of other milestone payable . . . Impairment loss on intangible asset . . . . . . . . . . . Total operating expenses . . . . . . . . . . . . . . . . . . . . . Loss from operations . . . . . . . . . . . . . . . . . . . . . . . Other (income) expense: Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . Change in fair value of financial instruments . . . . . Gain on deconsolidation of subsidiary . . . . . . . . . . Loss on equity method investment . . . . . . . . . . . . Loss on extinguishment of debt . . . . . . . . . . . . . . Other income, net . . . . . . . . . . . . . . . . . . . . . . . . Total other expense . . . . . . . . . . . . . . . . . . . . . . . . . Loss before income tax expense (benefit) . . . . . . . . . Income tax expense (benefit) . . . . . . . . . . . . . . . . . . Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Basic and diluted net loss per share of common $ 6,192 3,471 $ 6,470 1,248 $ 29,299 6,420 $ 63,530 31,488 9,663 1,085 135 7,718 959 105 35,719 3,731 2,274 95,018 6,123 4,916 8,443 6,654 29,714 83,979 7,955 24,486 (3,875) — 6,872 22,164 — — 29,685 108,613 — 31,269 29,101 93,167 — — 28,566 29,036 169,567 122,268 (20,123) (22,382) (139,853) (38,289) (5) 7,909 (198) — 4,717 — (16) (2) 6,686 (774) — — — (284) (10) 27,160 (1,494) (24,000) 2,776 2,934 (134) (26) 28,911 (4,969) — — 4,579 (2,399) 12,407 (32,530) 315 5,626 (28,008) — 7,232 (147,085) (3) 26,096 (64,385) (29) $ (32,845) $(28,008) $ (147,082) $ (64,356) stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Weighted average basic and diluted shares of common stock outstanding . . . . . . . . . . . . . . . . . . Unaudited pro forma net loss . . . . . . . . . . . . . . . . . Unaudited pro forma basic and diluted net loss per share of common stock . . . . . . . . . . . . . . . . . . . . Unaudited pro forma weighted average basic and diluted shares of common stock outstanding . . . . . See accompanying notes to consolidated financial statements F-4 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FG70908A.;9 v6.8 $ $ $ $ $ $

MERRILL CORPORATION NDEWIND// 7-JUL-16 15:30 DISK122:[15ZCV8.15ZCV70908]FM70908A.;17 mrll_0915.fmt Free: 20D*/120D Foot: 0D/0D VJ RSeq: 2 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 45988 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 1. Organization and Basis of Presentation (Continued) There can be no assurance that the Company will achieve or sustain positive cash flows from operations or profitability. If the Company is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. 2. Going Concern The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on funding operations through the issuance of debt and sale of equity securities. The Company expects to incur further losses over the next several years as it develops its business. Further, as of March 31, 2016 and December 31, 2015, the Company had a working capital deficit of $32.2 million and $16.9 million, respectively. The Company must raise additional capital to fund its continued operations and may not be successful in its efforts to raise additional funds or achieve profitable operations. Amounts raised will be used for further development of the Company’s product candidates, to provide financing for marketing and promotion, to secure additional property and equipment, and for other working capital purposes. Even if the Company is able to raise additional funds through the sale of its equity securities, or loans from financial institutions, the Company’s cash needs could be greater than anticipated in which case it could be forced to raise additional capital. At the present time, the Company has no commitments for any additional financing, and there can be no assurance that, if needed, additional capital will be available to the Company on commercially acceptable terms or at all. If the Company cannot obtain the needed capital, it may not be able to become profitable and may have to curtail or cease its operations. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. 3. Summary of Significant Accounting Policies Unaudited Pro Forma Presentation On June 10, 2016, the Company filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the ‘‘SEC’’), relating to the proposed offer and sale by Kadmon Holdings, Inc., a Delaware corporation and successor entity into which the Company shall convert, of shares of its common stock in its initial public offering (the ‘‘IPO’’). In connection with the corporate conversion and upon consummation of the IPO, all of the Company’s outstanding Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, along with the Company’s Senior Convertible Term Loan and Second-Lien Convert will convert into common stock and give effect to a The unaudited pro forma net loss per share of common stock for the year ended December 31, units for one share of common stock and (i) the conversion of all 8,299,385 Class A Units outstanding F-9 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FM70908A.;17 v6.8 into an aggregate of shares of common stock, (ii) the conversion of the one Class B Unit 2015 assumes consummation of the IPO after giving effect to a conversion ratio of reverse split on a one-for-.

MERRILL CORPORATION NDEWIND// 7-JUL-16 15:30 DISK122:[15ZCV8.15ZCV70908]FM70908A.;17 mrll_0915.fmt Free: 105D*/120D Foot: 0D/0D VJ RSeq: 3 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 11659 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 3. Summary of Significant Accounting Policies (Continued) conversion of conversion of all 3,438,984 Class E redeemable convertible units outstanding at December 31, 2014 into f the estimated price range on the cover page of the prospectus that these consolidated financial statements accompany). The above common stock equivalents are assumed outstanding as of January 1, 2015 for purposes of computing the unaudited pro forma net loss per share of common stock. Additionally, the unaudited pro forma net loss per share of common stock for the year ended December 31, 2015 assumes the conversion of 1,530,268 Class E redeemable convertible units issued (after common stock equivalents are assumed outstanding as of the date the Class E redeemable convertible units were issued for purposes of computing the unaudited pro forma net loss per share of common stock. The pro forma net loss per share of common stock also includes the conversion of an additional an common stock). These common stock equivalents are assumed outstanding as of January 1, 2015. The unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 assumes consummation of the IPO after giving effect to a conversion ratio of conversion of mon stock, (v) the conversion of all 4,969,252 Class E redeemable convertible units outstanding at conversion of the December 31, 2015 outstanding balance of the Company’s Senior Convertible Term Loan into an share (the midpoint of the estimated price range on the cover page of the prospectus that these consolidated financial statements accompany). The above common stock equivalents are assumed outstanding as of January 1, 2016 for purposes of computing the unaudited pro forma net loss per share of common stock. Additionally, the unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 assumes the conversion of 1,648,703 Class E redeemable convertible units issued F-10 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FM70908A.;17 v6.8 aggregate of shares of common stock and (vii) the conversion of the December 31, 2015 outstanding balance of the Second Lien Convert into an aggregate of shares of common stock, respectively, all of which are calculated using an assumed initial offering price of $ per December 31, 2015 into an aggregate of shares of common stock, (vi) the units for one share of common stock and (i) the conversion of all 8,304,339 Class A Units outstanding into an aggregate of shares of common stock, (ii) the conversion of the one Class B Unit outstanding into an aggregate of shares of common stock, (iii) the the one Class C Unit outstanding into an aggregate of shares of common stock, (iv) the conversion of the 4,373,674 Class D Units outstanding into an aggregate of shares of com $ million in principal balance of the Company’s Senior Convertible Term Loan resulting from the exchange agreements into an aggregate of shares of common stock and the conversion of additional $ million in principal balance of the Company’s Second Lien Convert into shares of common stock (after giving effect to a conversion ratio of units for one share of during the year ended December 31, 2015 into an aggregate of shares of common stock giving effect to a conversion ratio of units for one share of common stock). These an aggregate of shares of common stock, (vi) the conversion of the December 31, 2015 outstanding balance of the Company’s Senior Convertible Term Loan into an aggregate of shares of common stock and (vii) the conversion of the $ outstanding balance of the Second Lien Convert issued during 2015 into an aggregate of shares of common stock, respectively, all of which are calculated using an assumed initial offering price of $ per share (the midpoint o outstanding into an aggregate of shares of common stock, (iii) the conversion of the one Class C Unit outstanding into an aggregate of shares of common stock, (iv) the the 4,373,674 Class D Units outstanding into an aggregate of shares of common stock, (v) the

MERRILL CORPORATION NDEWIND// 7-JUL-16 15:30 DISK122:[15ZCV8.15ZCV70908]FM70908A.;17 mrll_0915.fmt Free: 25D*/490D Foot: 0D/0D VJ RSeq: 4 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 58623 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 3. Summary of Significant Accounting Policies (Continued) stock equivalents are assumed outstanding as of March 31, 2016 for purposes of computing the unaudited pro forma net loss per share of common stock. The pro forma loss per share of common Company’s shares of common stock and the conversion of an additional $10.2 million in principal balance of the stock equivalents are assumed outstanding as of January 1, 2016. The Company believes that the unaudited pro forma net loss per share of common stock provides relevant information to investors because the conversion of the Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, the Company’s Senior Convertible Term Loan and Second Lien Convert into shares of common stock is expected to occur in connection with the corporate conversion and upon the consummation of the IPO and, therefore, the disclosure of pro forma net loss per share of common stock provides a measure of net loss per share of common stock that is more comparable to what will be reported as a public company. The Company expects to incur and report a substantial charge as a result of entering into the exchange agreements associated with the Company’s Senior Convertible Term Loan and the Second Lien Convert since the conversion price is equal to a discount to the Company’s IPO price, which is not reflected in the unaudited pro forma net loss per common share. Principles of Consolidation The consolidated financial statements include the accounts of Kadmon Holdings, LLC and its domestic and international subsidiaries, all of which are wholly owned. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates. Unaudited Interim Consolidated Financial Statements The accompanying consolidated balance sheet as of March 31, 2016, the consolidated statements of operations and cash flows for the three months ended March 31, 2016 and 2015, and the consolidated statement of redeemable convertible units and members’ deficit for the three months ended March 31, 2016 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2016 and its results of operations and cash flows for three months ended March 31, 2016 and 2015. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other period. F-11 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FM70908A.;17 v6.8 Company’s Second Lien Convert into shares of common stock (after giving effect to a conversion ratio of units for one share of common stock). These common stock also includes the conversion of an additional $ in principal balance of the Senior Convertible Term Loan resulting from the exchange agreements into an aggregate of during the second quarter of 2016 into an aggregate of shares of common stock (after giving effect to a reverse split of units for one share of common stock). The above common

MERRILL CORPORATION DSLOAN// 7-JUL-16 12:05 DISK122:[15ZCV8.15ZCV70908]FO70908A.;15 mrll_0915.fmt Free: 350D*/1210D Foot: 0D/ 0D VJ RSeq: 4 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 62515 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 3. Summary of Significant Accounting Policies (Continued) In November 2015, the FASB issued ASU No. 2015-17, ‘‘Income Taxes (Topic 740)’’ which simplifies the presentation of deferred income taxes. It requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This standard is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted as of the beginning of an interim or annual reporting period. The new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 in fiscal year 2015 and applied the guidance retrospectively to all periods presented. The adoption of ASU 2015-17 did not have a significant impact on the Company’s consolidated financial statements or related disclosures. In August 2015, the FASB issued ASU No. 2015-15, ‘‘Interest—imputation of interest (Subtopic 835-30)’’ which updated the accounting guidance related to the balance sheet presentation of debt issuance costs specific to line of credit arrangements. The updated accounting guidance allows the option of presenting deferred debt issuance costs related to line-of-credit arrangements as an asset, and subsequently amortizing over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings. The Company adopted ASU No. 2015-15 in fiscal year 2015, which had no impact on its consolidated financial statements or related disclosures. In July 2015, the FASB issued ASU No. 2015-11, ‘‘Inventory (Topic 330)’’ which simplifies the subsequent measurement of inventory. It replaces the current lower of cost or market test with a lower of cost or net realizable value test. The standard is effective for public entities for annual reporting periods beginning after December 15, 2016, and interim periods therein. Early adoption is permitted. The new guidance must be applied prospectively. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements. In April 2015, the FASB issued ASU No. 2015-03, ‘‘Interest—Imputation of Interest (Subtopic 835-30)’’. This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company adopted this standard on its consolidated financial statements during 2015 and retroactively adjusted the prior year’s presentations to conform to the current presentation. These reclassifications had no effect on previously reported net income. In August 2014, the FASB issued ASU No. 2014-15, ‘‘Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,’’ to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. The Company adopted ASU 2014-15 in fiscal year 2016 which did not have a significant impact on its consolidated financial statements or related disclosures. 4. Pro forma Net Loss Per Share of Common Stock Diluted loss per share of common stock is the same as basic loss per share of common stock for all periods presented because of the anti-dilutive impact the Company’s net loss had on potentially dilutive items. The following common share equivalent securities have been excluded from the F-22 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FO70908A.;15 v6.8

MERRILL CORPORATION DSLOAN// 7-JUL-16 12:05 DISK122:[15ZCV8.15ZCV70908]FO70908A.;15 mrll_0915.fmt Free: 100D*/120D Foot: 0D/0D VJ RSeq: 5 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 34841 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 4. Pro forma Net Loss Per Share of Common Stock (Continued) calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented: Three Months Ended March 31, Year Ended December 31, 2016 2015 Anti-Dilutive Common Share Equivalents Redeemable convertible preferred stock . . . . . . . . . . . . . . . . . . . . . . . Stock options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Warrant to purchase common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . Total anti-dilutive common share equivalents . . . . . . . . . . . . . . . . . . . . Basic and diluted net loss per share of common stock is calculated as follows (in thousands, except share numbers): Three Months Ended March 31, Year Ended December 31, 2016 2015 Numerator: Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Denominator: Weighted-average common shares outstanding, basic and diluted . . . Net loss per share of common stock, basic and diluted . . . . . . . . . . . . The weighted average common shares outstanding for the three months ended March 31, 2016 and year ended December 31, 2015 gives effect solely to the conversion to common stock of the Company’s the beginning of the period presented, or at the time of basic or dilutive security issuance, if later. Pro forma basic and diluted net loss per share of common stock is calculated as follows (in thousands, except share numbers): Three Months Ended March 31, Year Ended December 31, 2016 2015 Numerator: Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Plus: Pro forma adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Pro forma net Loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Denominator: Pro forma weighted-average common shares outstanding, basic and diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Pro forma net loss per share of common stock, basic and diluted . . . . The pro forma adjustments include the reversal of interest expense, amortization of deferred financing costs and other charges for the three months ended March 31, 2016 and year ended December 31, 2015 applicable to the Company’s Senior Convertible Term Loan and Second Lien F-23 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FO70908A.;15 v6.8 $ $ $ $ $ $ Class A and have been adjusted to assume a one-for-reverse stock split occurred as of $ $ $ $

MERRILL CORPORATION DSLOAN// 7-JUL-16 12:05 DISK122:[15ZCV8.15ZCV70908]FO70908A.;15 mrll_0915.fmt Free: 60D*/120D Foot: 0D/0D VJ RSeq: 6 Clr: 0 DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 2-5 B Cs: 36226 Kadmon Holdings, LLC and Subsidiaries Notes to consolidated financial statements (Continued) (unaudited as of March 31, 2016 and for the three months ended March 31, 2016 and 2015) 4. Pro forma Net Loss Per Share of Common Stock (Continued) Convert that will be exchanged for the Company’s common stock in accordance with the exchange agreements upon consummation of the IPO. The basic and diluted weighted-average common shares outstanding for the three months ended March 31, 2016 and the year ended December 31, 2015 gives effect to the conversion of the Class A, Class B, Class C and Class D units, and Class E redeemable convertible units, the Company’s Senior Convertible Term Loan and Second Lien Convert into shares of common stock that is expected to occur in connection with the corporate conversion and upon the reverse stock split occurred as of the beginning of the period presented, or at the time of basic or dilutive security issuance, if later. Pro forma Net Loss per Share of Common stock (Unaudited) The numerator and denominator used in computing the unaudited pro forma net loss per share of common stock for the three months ended March 31, 2016 and the year ended December 31, 2015 have not been adjusted to assume the conversion of the convertible preferred stock into common stock in accordance with the exchange agreements upon consummation of the IPO. Pro forma net loss per share of common stock does not give effect to potential dilutive securities where the impact would be anti-dilutive. Three Months Ended March 31, Year Ended December 31, 2016 2015 (in thousands, except share numbers) (Unaudited) (Unaudited) Numerator: Net loss attributable to common stock . . . . . . . . . . . . . . . . . . . . . . $ Denominator: Historical denominator for basic and diluted net loss per common share—weighted-average common shares . . . . . . . . . . . . . . . . . Plus: assumed conversion of Class B, Class C, and Class D . . . . . Plus: assumed conversion of Class E . . . . . . . . . . . . . . . . . . . . . . . Plus: assumed conversion of Convertible Debt . . . . . . . . . . . . . . . . Denominator for pro forma basic and diluted loss per common share . Pro forma basic and diluted net loss per common share . . . . . . . . . . . 5. Members’ Capital Class A Units Class A units represent the Company’s common stock equivalents. Kadmon I, LLC (‘‘Kadmon I’’), holds 35,426,769 Class A units, or approximately 66% of the outstanding Kadmon Holdings, LLC Class A units at March 31, 2016. Kadmon I is a Delaware limited liability company that was formed in August 2009 and is an affiliate of the Company (Note 17). The funds were raised through a private offering of 80% of Kadmon I’s total membership interests, the other 20% being owned by certain other members, including executive officers. Once each Kadmon I investor has received aggregate distributions equal to four times the amount of their initial investment, their collective ownership percentage in additional distributions will decrease F-24 Project Beriah S-1 (IPO) ALT Version Proj: P23109NYC15 Job: 15ZCV70908 (15-23109-8) Page Dim: 8.250" X 10.750" Copy Dim: 38. X 54.3 File: FO70908A.;15 v6.8 $ $ $ consummation of the Company’s IPO and have been adjusted to assume a